Exhibit 99.1

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2026 and December 31, 2025

(Expressed in U.S. dollar, except for the number of shares)

	June 30,	December 31,
	2026	2025
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$727,694	$1,265,845
Short-term investments	8,780	368,253
Accounts receivable, net	2,881,160	4,575,267
Media deposits	61,532	563,582
Loan receivable	12,536,382	—
Due from related parties	—	30,666
Other current assets	1,113,331	74,965
Total Current Assets	17,328,879	6,878,578

Long-term investments	—	4,817,921
Property and equipment, net	480,346	525,055
Operating right-of-use assets, net	163,246	194,207
Total Assets	$17,972,471	$12,415,761

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$1,195,266	$730,720
Accounts payable	2,075,712	5,365,635
Advance from advertisers	579,269	576,422
Advertiser deposits	585,526	690,781
Income tax payable	274,860	275,198
Accrued expenses and other liabilities	1,884,430	1,489,693
Total Current Liabilities	6,595,063	9,128,449
Total Liabilities	6,595,063	9,128,449

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (par value $0.0096 per share, 1,000,000,000 shares authorized; 31,834,487 and 1,534,487 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively)	305,611	14,731
Additional paid-in capital	68,473,951	41,564,418
Statutory reserve	898,133	898,133
Accumulated deficits	(54,702,167)	(35,480,426)
Accumulated other comprehensive loss	(3,598,120)	(3,709,544)
Total Shareholders’ Equity	11,377,408	3,287,312

Total Liabilities and Shareholders’ Equity	$17,972,471	$12,415,761

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2026 and 2025

(Expressed in U.S. dollar, except for the number of shares and per share data)

	For the Six Months Ended
	June 30,
	2026	2025
Revenues	$62,701	$283,039
Cost of revenues	(334,760)	(231,311)
Gross (loss) profit	(272,059)	51,728

Operating Expenses
Selling and marketing expenses	(14,845,025)	(134,898)
General and administrative expenses	(1,381,356)	(1,488,283)
Reversal of (provision for) expected credit losses	7,209	(2,656,130)
Total Operating Expenses	(16,219,172)	(4,279,311)

Loss from Operations	(16,491,231)	(4,227,583)

Other Income (Expenses)
Interest (expense) income, net	(15,088)	52,338
Gain from short-term investments	(18,711)	72,521
Impairment of long-term investment	(2,723,858)	—
Other income (loss), net	27,147	(73,179)
Total Other (Expenses) Income, Net	(2,730,510)	51,680

Loss Before Income Taxes	(19,221,741)	(4,175,903)

Income tax expenses	—	—

Net Loss	$(19,221,741)	$(4,175,903)

Other Comprehensive Income
Foreign currency translation adjustment	111,424	250,227
Comprehensive Loss	$(19,110,317)	$(3,925,676)

Weighted average number of ordinary share outstanding
Basic and Diluted	4,924,542	1,534,487

Loss per share
Basic and Diluted	$(3.90)	$(2.72)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2026 and 2025

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Accumulated	Comprehensive	Total
	Shares	Amount	Capital	Reserve	Deficits	Loss	Equity
Balance as of December 31, 2024	1,534,487	$14,731	$41,564,418	$898,133	$(23,458,777)	$(4,194,747)	$14,823,758
Net loss	—	—	—	—	(4,175,903)	—	(4,175,903)
Foreign currency translation adjustments	—	—	—	—	—	250,227	250,227
Balance as of June 30, 2025 (unaudited)	1,534,487	$14,731	$41,564,418	$898,133	$(27,634,680)	$(3,944,520)	$10,898,082

Balance as of December 31, 2025	1,534,487	$14,731	$41,564,418	$898,133	$(35,480,426)	$(3,709,544)	$3,287,312
Issuance of ordinary shares pursuant to a private placement	25,000,000	240,000	12,279,413	—	—	—	12,519,413
Issuance of ordinary shares as share-based compensation	5,300,000	50,880	14,630,120	—	—	—	14,681,000
Net loss	—	—	—	—	(19,221,741)	—	(19,221,741)
Foreign currency translation adjustments	—	—	—	—	—	111,424	111,424
Balance as of June 30, 2026 (unaudited)	31,834,487	$305,611	$68,473,951	$898,133	$(54,702,167)	$(3,598,120)	$11,377,408

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2026 and 2025

(Expressed in U.S. dollar)

	For the Six Months Ended
	June 30,
	2026	2025
Net Cash Used in Operating Activities	$(2,899,790)	$(544,786)

Cash Flows from Investing Activities:
Purchases of property and equipment	—	(21,920)
Purchases of intangible assets	—	(1,332)
Proceeds from disposal of property and equipment	26,804	—
Purchases of short-term investments	—	(413,645)
Redemption of short-term investments	349,733	1,370,764
Proceeds from disposition of a long-term investment	1,165,773	—
Advance of loan to a third party	(12,395,169)	—
Net Cash (Used in) Provided by Investing Activities	(10,852,859)	933,867

Cash Flows from Financing Activities:
Proceeds from bank borrowings	437,165	—
Repayment of bank borrowings	—	(689,408)
Borrowing from a third party	291,443	—
Net proceeds from issuance of ordinary shares pursuant to a private placement	12,519,413	—
Net Cash Provided by (Used in) Financing Activities	13,248,021	(689,408)

Effect of exchange rate changes on cash and cash equivalents	(33,523)	40,669

Net decrease in cash and cash equivalents	(538,151)	(259,658)
Cash and cash equivalents at beginning of period	1,265,845	1,480,528
Cash and cash equivalents at end of period	$727,694	$1,220,870

Supplemental Cash Flow Information
Cash paid for interest expenses	$15,277	$8,388
Cash paid for income tax	$—	$—

Non-cash operating, investing and financing activities
Receivable from disposition of a long-term investment	$1,020,051	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group” or “the Company”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability. The Company is an online marketing solution provider based in mainland China, with a focus on short-form video and social media performance marketing. The Company is dedicated to helping advertisers manage their online marketing activities to achieve their business goals. Founded in 2014, the Company advises advertisers on online marketing strategies, offer value-added advertising optimization services and facilitate the deployment of online ads in various forms such as search ads, in-app ads, mobile app ads and social media marketing ads. At the same time, as authorized agencies of some popular online media, the Company helps online media to procure advertisers to buy their ad inventory and facilitate ad deployment on their advertising channels. The Company is pursuing AI-enabled marketing initiatives, including the proposed BAOS AI platform, with planned capabilities in AI content generation, intelligent traffic allocation, digital human live streaming, user insights and overseas marketing.

As of June 30, 2026, the accompanying unaudited condensed consolidated financial statements reflect the activities of Baosheng Group and each of the following entities:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Parent company:
Baosheng Group	December 4, 2018	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Baosheng Group
Baosheng Media Group Limited (“Baosheng BVI”)	December 14, 2018	British Virgin Islands	100	Investment holding
Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng Hong Kong”)	January 7, 2019	Hong Kong	100	Investment holding
Beijing Baosheng Technology Company Limited (“Beijing Baosheng”)	October 17, 2014	PRC	100	Provision of online marketing channels
Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”)	August 30, 2016	PRC	100	Provision of online marketing channels
Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”) (Dissolved)	May 15, 2018	PRC	100	Provision of online marketing channels
Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”)	January 2, 2020	PRC	100	Provision of online marketing channels
Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”)	March 21, 2021	PRC	100	Provision of online marketing channels
Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”)	April 2, 2022	PRC	100	Advertising optimization services
Beijing Zhiding Baosheng Network Technology Co. Ltd. (“Zhiding Baosheng”)	March 4, 2025	PRC	100	Information consulting services and marketing planning services
Yuansheng Meiyan Healthcare Service (Hainan) Co., Ltd. (“Yuansheng Meiyan”)	April 24, 2025	PRC	100	Information consulting services and marketing planning services

In May 2025, the Company dissolved the business of Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”). The management believed the dissolution of Kashi Baosheng did not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution was not accounted as discontinued operations in accordance with ASC 205-20. On the date of dissolution, Kashi Baosheng recorded net assets of $3,772. The Company recognized the loss of $3,725 dissolution of Kashi Baosheng in the account of “other loss, net” on the unaudited condensed consolidated statements of operations and comprehensive loss.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 has been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on April 30, 2026.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 and 2025 are not necessarily indicative of the results for the full years.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for credit losses against any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable does not bear interest.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “reversal of (provision for) expected credit losses” in the unaudited condensed consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the six months ended June 30, 2026, the Company reversed allowance for expected credit losses of $14,845 for accounts receivable. For the six months ended June 30, 2025, the Company provided allowance for expected credit losses of $2,694,737 for accounts receivable.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement is delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively the “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts. The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by media.

As of June 30, 2026 and December 31, 2025, the balances of media deposits were $61,532 and $563,582, respectively.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement, (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; or (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of June 30, 2026 and December 31, 2025, the balances of advertiser deposits were $585,526 and $690,781, respectively.

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost - plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (“SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third - party publisher for a period of ad term. The Company provides advice and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers and publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (cont.)

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case - by - case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the cost per click (“CPC”) and cost per acquisition (“CPA”) pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the cost per time (“CPT”) pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the six months ended June 30, 2026 and 2025, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the condensed consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (cont.)

Net fees from advertisers (cont.)

The cost of purchasing ad inventories and advertising services is recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

	For the Six Months Ended
	June 30,
	2026	2025
Nature of Revenue:
Rebates and incentives offered by publishers	$64,415	$96,348
Net fees from advertisers	(1,714)	186,691
Total	$62,701	$283,039

Category of Revenue:
SEM services	$18,631	$150,707
Non-SEM services	44,070	132,332
Total	$62,701	$283,039

Segment Reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income when making decisions about allocating resources and assessing performances of the Company.

The CODM assesses performance and decides how to allocate resources for our one operating segment based on consolidated net income that is reported on the consolidated statements of operations. Further, the Company has also evaluated the significant segment expenses incurred by our single segment and regularly provided to the CODM. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of operations and include cost of sales, selling, general and administrative, and income taxes. The CODM uses these metrics to make key operating decisions such as: approving a new service launch strategy, making significant capital expenditures, approving the design of key commercialization strategies, decisions about key personnel, and approving annual operating and capital budgets. The CODM considers budget-to-actual variances and year over year performance when making decisions supporting capital resource allocation.

Since the Company operates in one reportable segment, all financial information required can be found in the consolidated financial statements.

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. The functional currency of the Company’s PRC subsidiaries is the Chinese Yuan (“RMB”). The functional currency of the Company’s other subsidiaries is the US$. The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency U.S. dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation (cont.)

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	December 31,
	2026	2025
Period-end spot rate	6.7851	6.9931

	For the Six Months Ended June 30,
	2026	2025
Average rate	6.8624	7.2526

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, short-term investments, accounts receivable, due from related parties, media deposits, loan receivable, other receivables, accounts payables, advertiser deposits, and other payables.

As of June 30, 2026 and December 31, 2025, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted shares are determined with reference to the fair value of the underlying shares. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the forfeiture rate, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated statements of operations, with a corresponding adjustment to equity.

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration and credit risk (cont.)

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2026 and December 31, 2025, $666,362 and $1,089,406 of the Company’s cash were on deposit at financial institutions in the PRC, respectively. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $73,700).

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of June 30, 2026, two advertisers accounted for 53.04% and 33.19% of accounts receivable, respectively. As of December 31, 2025, two advertisers accounted for 43.4% and 38.1% of accounts receivable, respectively.

For the six months ended June 30, 2026, two customers accounted for approximately 39.60% and 33.43% of the total revenue, respectively. For the six months ended June 30, 2025, two customers accounted for approximately 40.4% and 26.8% of the total revenue, respectively.

As of June 30, 2026 and December 31, 2025, one and one publisher accounted for 66.65% and 82.3% of the total accounts payable balance, respectively. For the six months ended June 30, 2026, one publisher accounted for approximately 91.96% of the total purchase. For the six months ended June 30, 2025, one publisher accounted for approximately 95.5% of the total purchase.

Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

On December 17, 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On December 8, 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (cont.)

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of loss and cash flows.

3.GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company had a net loss of $19,221,741 and $4,175,903 for the six months ended June 30, 2026 and 2025, respectively, and reported a cash outflow of $2,899,790 and $544,786 for the six months ended June 30, 2026 and 2025. These factors initially raised a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2026, the Company had cash and cash equivalents of $727,694, compared to current liabilities of $6,595,063, of which advances from customers of $579,269 were not required to be settled in cash. Total current assets are sufficient to cover current liabilities expected to be paid during the twelve months ending June 30, 2027. The Company also obtained a one-year bank borrowing during the six months ended June 30, 2026. On June 8, 2026, the Company closed a private placement, pursuant to which the Company issued and sold 25,000,000 ordinary shares for an aggregate net proceeds of $12,519,413. On July 31, 2026, the Company issued and sold 1,280,000 ordinary shares for an aggregate purchase price of $665,600 to ANRUITAI INVESTMENT LIMITED, the original principal shareholder of the Company. The Company intends to meet its cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms and bank loans. Given the factors mentioned above, the Company assesses current working capital to be sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on a going concern basis.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.ACCOUNTS RECEIVABLE, NET

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for credit losses consisted of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Accounts receivable	$2,982,589	$4,688,247
Less: allowance for expected credit losses	(101,429)	(112,980)
Accounts receivable, net	$2,881,160	$4,575,267

Movement of allowance for credit losses was as follows:

	June 30,	June 30,
	2026	2025
	(unaudited)	(unaudited)
Balance at beginning of the period	$112,980	$25,711,852
Charge (reversal of charge) to expenses	(14,845)	2,694,737
Writing off of accounts receivable	—	(10,252,070)
Foreign exchange adjustments	3,294	393,168
Balance at end of the period	$101,429	$18,547,687

5.OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Recoverable value-added taxes	$2,392,294	$2,313,646
Due from a third party for disposition of a long-term investment (Note 9)	1,031,672	—
Others	81,659	74,965
Less: Provision for credit losses	(2,392,294)	(2,313,646)
	$1,113,331	$74,965

Movement of allowance for credit losses was as follows:

	June 30,	June 30,
	2026	2025
	(unaudited)	(unaudited)
Balance at beginning of the period	$2,313,646	$56,552
Charge (reversal of charge) to expenses	7,636	(38,607)
Foreign exchange adjustments	71,012	(697)
Balance at end of the period	$2,392,294	$17,248

6.LOAN RECEIVABLE

	June 30,	December 31,
	2026	2025
	(unaudited)
Loan receivable	$12,536,382	$—

On June 8, 2026, the Company entered into a loan agreement with a third party, pursuant to which the Company lent $12,395,169 to the third party for a loan term of six months, bearing a per annum interest rate of 6%. The principal and interest are payable on maturity date. The Company made the loan on June 26, 2026. As of June 30, 2026, the Company recorded loan receivable of $12,536,382 due from the third party.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Property	$508,052	$492,941
Office equipment	133,276	146,394
Vehicles	—	143,812
Electronic equipment	104,087	110,957
Less: Accumulated depreciation	(265,069)	(369,049)
	$480,346	$525,055

Depreciation expense was $28,341 and $81,403 for the six months ended June 30, 2026 and 2025, respectively.

For the six months ended June 30, 2026, the Company disposed of certain property and equipment, including office equipment, vehicle and electronic equipment, and received proceeds of $26,804 from the disposals. The total original cost and accumulated depreciation were $174,114 and $142,335, respectively. The Company recorded loss from disposals of $4,975.

8.OPERATING LEASE

The Company lease back a portion of the sold properties for a lease term of three years, for consideration of $209,089 (RMB 1,502,828). The consideration was settled at the inception of the lease arrangement. The leaseback transaction was accounted for an operating lease. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate. As of June 30, 2026 and December 31, 2025, the Company had no lease liabilities, because the lease payments were settled at the inception of the lease arrangement.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive loss. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income.

As of June 30, 2026 and December 31, 2025, the Company had right-of-use assets of $163,246 and $194,207, respectively, which would be amortized in straight-line over the remaining lease term of 2.2 years. Operating lease expenses was $42,612 and $nil, respectively, for the six months ended June 30, 2026 and 2025, among which $6,113 and $nil were incurred for short-term leases.

9.LONG-TERM INVESTMENTS

As of June 30, 2026 and December 31, 2025, long-term investments consisted of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Equity investment without readily determinable fair value measured at Measurement Alternative (a)	$—	$2,672,950
Equity investment accounted for using the equity method (b)	—	2,144,971
	$—	$4,817,921

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.LONG-TERM INVESTMENTS (CONTINUED)

(a)	As of June 30, 2026 and December 31, 2025, the equity investment without readily determinable fair value measured at Measurement Alternative consisted of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Beijing Qucheng Technology Co., Ltd. (“Qucheng”)	$—	$1,242,969
Beijing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”)	—	1,429,981
	$—	$2,672,950

Investment in Qucheng

In January 2023, Beijing Baosheng closed an acquisition of 12% equity interest in Beijing Qucheng Technology Co., Ltd. (“Qucheng”) at cash consideration of RMB9,600,000, or $1,397,119. The Company made cash consideration of $564,900 and $832,219, respectively, in January 2023 and December 2022. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the Company noted that Qucheng conducted limited operations during the six months ended June 30, 2026. The management assessed that it is remote for the Company to collect the investment. As of June 30, 2026, the Company provided full impairment against investment in Qucheng.

Investment in Xinrong Fanxing

In February 2021, the Company acquired 10% equity interest in Beijing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”) at cash consideration of RMB 10,000,000, or $1,550,195. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the Company noted that Xinrong Fanxing conducted limited operations during the six months ended June 30, 2026. The management assessed that it is remote for the Company to collect the investment. As of June 30, 2026, the Company provided full impairment against investment in Xinrong Fanxing.

(b)

As of December 31, 2025, the equity investment accounted for using the equity method represented investment in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”). In June 2023, Beijing Xunhuo closed acquisition of 42.85% equity interest in Shanxingzhe, at cash consideration of RMB30,000,000, or $4,236,750. In May 2023, Beijing Xunhuo fully paid the cash consideration.

Shanxingzhe is primarily engaged in investment in advertisement entities. The investment in Shanxingzhe is to diversify the Company’s advertising business. Beijing Xunhuo is able to exercise significant influence over Shanxingzhe and accounted for the equity investment using equity method.

In December 2025, the Board approved the disposition of Company’s 42.8571% equity interest in Shanxingzhe with located buyer. Accordingly the management provided impairment of $2,466,065 to reflect the estimated selling price, which was further evidenced by a selling agreement signed in April 2026 at a consideration of $2,144,971.

On April 4, 2026, Beijing Xunhuo, Guangzhou Yichuanghui Enterprise Management Consulting Co., Ltd. (the “Purchaser”), and Shanxingzhe entered into a Partnership Interest Transfer Agreement (the “Transfer Agreement”), pursuant to which Beijing Xunhuo agreed to sell, assign, and transfer its 42.8571% partnership interest in Shanxingzhe to the Purchaser for cash consideration of $2,185,824 (RMB15,000,000). In June 2026 and July 2026, the Company received cash consideration of $1,165,773 (RMB8,000,000) and $1,020,051 (RMB7,000,000), respectively. As of June 30, 2026, the Company recorded the uncollected proceeds in the account of “other current assets”.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.BANK BORROWINGS

	June 30,	December 31,
	2026	2025
	(unaudited)
Bank borrowings	$1,195,266	$730,720

In August 2025, Baosheng Network entered into a two-year revolving credit facility of $437,165 (RMB 3,000,000) with China Merchant Bank, pursuant to which each borrowing was repayable in one year. During the six months ended June 30, 2026, the Company drew down $437,165 (RMB 3,000,000) with interest rate of 3.14% per annum. The borrowings were payable through January 2027.

In November 2025, Beijing Xunhuo entered into a bank borrowing agreement with Bank of Beijing, pursuant to which Beijing Xunhuo borrowed approximately $293,565 (RMB2,110,000) for a period through November 2026. The interest rate was 1.5% per annum. The Company also involved a third-party guarantor to provide guarantee service on the bank borrowing, and Mr. Sheng Gong provided counter-guarantee with the third-party guarantor.

In September 2025, Baosheng Network entered into bank borrowing agreement with Bank of China, pursuant to which Baosheng Network borrowed approximately $417,931 (RMB 3,000,000) for a period through August 31, 2026. The interest rate was 3.14% per annum.

For the six months ended June 30, 2025, the Company fully repaid borrowings of $689,408 to one bank. For the six months ended June 30, 2025, the Company did not enter into borrowing agreements with any banks or financial institutions.

For the six months ended June 30, 2026 and 2025, interest expense arising from the bank borrowings amounted to $15,277 and $8,388, respectively.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Accrued professional expenses	$1,218,318	$1,286,891
Due to a third party (a)	294,764	—
Other tax payable	223,869	—
Others	147,479	202,802
	$1,884,430	$1,489,693
(a)	The balance of due to a third party represented borrowings from the third party for operating purpose. The borrowing was interest free and was repaid in July 2026.

12.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021, the Company sold an aggregate of 112,610 warrants with each warrant entitling the holder thereof to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share. A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter.

The holders of warrants are granted with registration rights. If at any time after the six-month anniversary of March 18, 2021, there is no effective registration statement registering, or no current prospectus available for the issuance of the warrant shares to the holder and the resale of the warrant shares, then this warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”. The warrants are subject to adjustments in the event of 1) stock dividends and splits, 2) subsequent right offerings, 3) pro rata dilutions and 4) fundamental transactions. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.WARRANT LIABILITIES (CONTINUED)

In the event of a fundamental transaction, the Company or any successor entity shall, at the holder’s option, purchase this warrant from the holder by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the warrant, using Black-Scholes model, on the date of the consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the value of the unexercised portion of the warrant, that is being offered and paid to the holders of ordinary shares of the Company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ordinary shares are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

If the Company fails for any reason to deliver to the holders the warrant shares subject to a notice of exercise by the warrant share delivery date, the Company shall pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of warrant shares subject to such exercise (based on the volume weighted average price of the ordinary shares on the date of the applicable Notice of Exercise), $10 per trading day (increasing to $20 per trading day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each trading day after such warrant share delivery date until such warrant shares are delivered or holder rescinds such exercise. In addition, cash payment is required as a compensation for buy-in on failure of delivery warrant shares.

The above mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the consolidated statements of operations and comprehensive loss.

As of June 30, 2026 and December 31, 2025, the Company had 112,610 of private placement warrants outstanding. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of operations. As of June 30, 2026 and 2025, the fair value of warrant liability was zero. For the six months ended June 30, 2026 and 2025, the change in fair value of warrant liability was zero.

The fair value of the warrant liabilities was estimated using Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary share based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of June 30,	As of December 31,	As of March 18,
	2026	2025	2021
Volatility	23.61%	25.04%	31.26%
Stock price	2.60	3.48	126.34
Expected life of the warrants to convert	0.22	0.72	5.50
Risk free rate	3.92%	3.63%	1.09%
Dividend yield	0.0%	0.0%	0.0%

13.INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.INCOME TAXES (CONTINUED)

Hong Kong

Baosheng Hong Kong is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng (dissolved), Baosheng Technology, Baosheng Network, Beijing Xunhuo, Zhiding Baosheng and Yuansheng Meiyan were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng (dissolved), and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang Uygur Autonomous Region. The five-year preferential income tax treatment ended on December 31, 2025 for Baosheng Technology. Horgos Baosheng was entitled to an extension of five - year preferential income tax treatment ended on December 31, 2025. Other than the preferential tax treatment received by Horgos Baosheng and Baosheng Technology, all the other PRC subsidiaries of the Company are subject to the uniform enterprise income tax rate of 25%.

For the six months ended June 30, 2026 and 2025, the Company did not record current income tax expenses or deferred income tax expenses. Deferred tax assets as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30,	December 31,
	2026	2025
	(unaudited)
Net operating losses carryforwards	$5,204,149	$4,812,643
Allowance for doubtful accounts of accounts receivable	13,505	16,745
Allowance for doubtful accounts of other current assets	299,749	288,960
Impairment of deposit for long-term investment	736,909	714,990
Impairment of long-term investment	1,341,802	633,655
Deferred tax assets, gross	7,596,114	6,466,993
Deferred tax liabilities from operating right-of-use assets	(40,812)	(48,552)
Deferred tax assets net off against deferred tax liability	7,555,302	6,418,441
Less: Allowance on deferred tax assets	(7,555,302)	(6,418,441)
	$—	$—

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of June 30, 2026 and December 31, 2025, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng Hong Kong, the Company accrued full valuation allowance of $7,555,303 and $6,418,441, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended June 30, 2026 and 2025, respectively:

	For the Six Months Ended
	June 30,
	2026	2025
Net Loss	$(19,221,741)	$(4,175,903)

Weighted average number of ordinary share outstanding
Basic and Diluted	4,924,542	1,534,487

Loss per share
Basic and Diluted	$(3.90)	$(2.72)

For the six months ended June 30, 2026 and 2025, the Company had no dilutive shares.

15.SHARE-BASED COMPENSATION

In June 2026, the Company adopted a 2026 Share Incentive Plan (the “2026 Plan”). On June 18, 2026, the Company issued an aggregation of 5,300,000 ordinary shares to certain consultants for provision of marketing services, including market research, designing marketing strategy, management of customer relationships, identification of strategic partnerships and collaborations and assessment of service expansion. The shares are immediately vested and the Company recognized share-based compensation expenses of $14,681,000 in the account of selling and marketing expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. The fair value of shares was referred to the close market price of the Company’s ordinary shares prevailing on June 18, 2026.

16.EQUITY

Ordinary shares

As of December 31, 2025, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding.

On June 8, 2026, the Company closed a private placement, pursuant to which the Company issued and sold 25,000,000 ordinary shares for an aggregate net proceeds of $12,519,413.

On June 18, 2026, the Company issued 5,300,000 ordinary shares to certain consultants as consulting service fees. The Company recorded the service fee of $14,681,000 by reference to per share price prevailing on June 18, 2026.

As of June 30, 2026, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 31,834,487 shares of ordinary shares were issued and outstanding.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after they have met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2026 and December 31, 2025, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133 and $898,133, respectively. As of June 30, 2026 and December 31, 2025, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
Anruitai Investment Limited (“Anruitai”)	22.4% shareholder of the Company as of December 31, 2025, which was diluted to 1.08% as of June 30, 2026 following the Company’s issuance of shares in a private placement.

2)Transactions with related parties

For the six months ended June 30, 2026 and 2025, the Company did not enter into transactions with related parties.

3)Balances with related parties

As of June 30, 2026 and December 31, 2025, the balances due from related parties were as follows:

	June 30,	December 31,
	2026	2025
	(unaudited)
Due from related parties
Anruitai Investment Limited	$—	$30,666
	$—	$30,666

18.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On June 3, 2025, a director of the Company was served with a complaint filed by three institutional investors in the Beijing Fourth Intermediate People’s Court, alleging five defendants, including the director, engaged in corporate mismanagement that caused a significant decline in the value of the Company’s stock held by the investors, and seeking damages of RMB 47,249,848 (approximately $6.6 million). The Beijing Fourth Intermediate People’s Court has split the case into three separate cases, with each of the three institutional investors serving as plaintiff, and transferred these three cases to the Beijing Shijingshan District People’s Court for trial. The claims and defendants in the three cases remain unchanged, with the case amounts adjusted to RMB 12,245,087, RMB 14,001,912, and RMB 21,002,849, respectively. The three cases have since been formally accepted and filed by the Beijing Shijingshan District People’s Court, and a hearing was held on June 25, 2026, at which the presentation and cross-examination of evidence were completed. The court is expected to hold a second hearing, the date of which has not been scheduled as of the date of this report.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.CONTINGENCIES (CONTINUED)

On June 9, 2026, Mi Shasha filed an application for labor arbitration against Baosheng Network with the Beijing Shijingshan District Labor and Personnel Dispute Arbitration Commission, claiming (i) compensation of RMB 219,440 for alleged unlawful termination of the labor contract, and (ii) wages of RMB 4,000,000 for the period from June 6, 2022 to May 9, 2026, totaling RMB 4,219,440 (approximately $0.6 million). The arbitration commission held a hearing on August 28, 2026. On September 9, 2026, the Beijing Shijingshan District Labor and Personnel Dispute Arbitration Commission issued an arbitral award ordering Baosheng Network to pay Mi Shasha RMB 219.440 as compensation for unlawful termination of her labor contract within 15 days after the award becomes effective and dismissing Mi Shasha’s other arbitration claims. Mi Shasha has filed a lawsuit with the Beijing Shijingshan District People’s Court. As of the date of this report, the lawsuit is still pending, and the possible loss or range of loss, if any, cannot be estimated.

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands (the “Grand Court”), seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner, the other investors and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. The Company filed a strike out application on July 10, 2024, which was dismissed by the Grand Court. The matter has therefore proceeded to trial. As of the date of this report, the parties are in the midst of discovery. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York (the “SDNY”), alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. The plaintiffs seek rescission and monetary damages, which are not fully quantified but are alleged to exceed $13.5 million in investment losses. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. The Company filed a motion to dismiss the Plaintiffs’ second amended complaint on May 22, 2024. As of the date of this report, the SDNY has denied the Company’s motion to dismiss the complaint, and the litigation is proceeding to the next phase of answering the complaint and discovery. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

As of this report, there are no other legal proceedings, claims, or disputes that might cause the Company to be subject to loss contingencies.

19.SUBSEQUENT EVENTS

On July 9, 2026, the Company entered into a subscription agreement (the “Subscription Agreement”) with ANRUITAI INVESTMENT LIMITED, the original principal shareholder of the Company (the “Investor”) relating to the issuance and sale of 1,280,000 ordinary shares (the “Purchased Shares”) of a par value of $0.0096 each of the Company (the “Ordinary Shares”), at $0.52 per share for an aggregate purchase price of $665,600 (the “PIPE Transaction”). Upon the closing of the PIPE Transaction on July 31, 2026, the Investor again became the principal shareholder of the Company.

On July 10, 2026, the Company, entered into a securities purchase agreement with High West Partners LLC (“High West”), under which, the Company may sell and issue, in its sole discretion, up to US$30,000,000 of the Company’s ordinary shares, par value US$0.0096 per share to High West from time to time until the maturity date specified in the securities purchase agreement. On August 12, 2026, the Company terminated the securities purchase agreement with High West. Prior to the termination, 255,328 ordinary shares were sold or issued by the Company to High West.

Beginning on August 21, 2026, Beijing Baosheng, Baosheng Technology, Horgos Baosheng and Baosheng Network (collectively, the “Transferors”) publicly listed on the Beijing Equity Exchange certain long-aged accounts receivable and one prepaid account held by the Transferors (collectively, the “Assets”) for proposed transfer through a public listing process (the “Proposed Asset Transfer”). As of April 30, 2026, the Assets had an aggregate book balance of RMB 226.2 million (approximately US$33.41 million). Beijing Guirong Dingsheng Asset Appraisal Firm Co., Ltd., an independent asset appraisal firm engaged by one of the Transferors, appraised the Assets at an aggregate value of approximately RMB 8.6 million (approximately US$1.26 million) as of April 30, 2026. The initial transfer floors disclosed in the four public listings total RMB 8.6 million.

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On September 10, 2026, the Company received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s ordinary shares over the 30 consecutive business day period between July 27, 2026 and September 9, 2026, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per Ordinary Share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the continued listing status of the ordinary shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days from the date of the Notice, or until March 9, 2027, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

19.SUBSEQUENT EVENTS (CONTINUED)

On September 14, 2026, the Transferors entered into a Debt Asset Transaction Agreement with Guangzhou Nengren Advertising Co., Ltd. (the “Guangzhou Nengren” or “Purchaser”). Guangzhou Nengren was the only qualified prospective purchaser identified through the public listing process, and the parties entered into the Agreement on a negotiated basis. Pursuant to the Agreement, the Transferors agreed to transfer the Assets to Guangzhou Nengren, for aggregate consideration of RMB8,561,500. Guangzhou Nengren has deposited RMB2,562,000 with the Beijing Equity Exchange, which was credited toward the first installment of the purchase price. The first installment equals 50% of the purchase price, or RMB4,280,750. Within five business days following execution of the Agreement, the Purchaser must pay the remaining RMB1,718,750 of the first installment to the settlement account designated by the Beijing Equity Exchange. The remaining 50% of the purchase price, or RMB4,280,750, is payable within one month following execution of the Agreement to the account designated by the Transferors. Ownership of the Assets will transfer to Guangzhou Nengren upon payment in full of the purchase price. The Assets are being transferred on an “as-is” basis, subject to the representations and other terms set forth in the Agreement, with the Purchaser assuming the collection and enforcement risks specified therein.

Other than the above, these unaudited condensed consolidated financial statements were approved by management and available for issuance on October 16, 2026, and the Company has evaluated subsequent events through this date.